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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                Commission File Number 000-24685
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                           NOTIFICATION OF LATE FILING

    (Check One): [x] Form 10-K  [ ] Form 11-K      [ ] Form 20-F   [ ] Form 10-Q

[ ] Form N-SAR
         For Period Ended:_____________________________________________________
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
         For the Transition Period Ended:______________________________________

  Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this report shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the information relates:_________________________
_______________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant EarthCare Company
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Former name if applicable Santi Group, Inc.
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Address of principal executive office (Street and number)
14901 Quorum Drive, Suite 200
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City, state and zip code   Dallas, Texas 75240
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                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a)      The reasons described below in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

[x]               (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 20-F, 11-K of Form
                           N-SAR, or portion thereof will be filed on or


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                           before the 15th calendar day following the prescribed
                           due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant was unable to file its Annual Report on Form 10-K within the prescribed time due to recent turnover in the Registrant's financial management, which delayed the completion of the year end financial statements.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Lew Nevins                        (972)          858-6025
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                  (Name)                          (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).
                                                            [X]Yes   [ ] No
         (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
         subject report or portion thereof?                 [X]Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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         The Registrant anticipates a significant change in the results of operations for the year ended December 31, 1999 from the results of operations for the year ended December 31 1998 as follows:



         For the twelve months ended December 31, 1999, preliminary unaudited results indicate revenues of approximately $42 million and a loss before taxes of approximately $17 million, due primarily to the reduction in carrying value of goodwill. For the twelve months ended December 31, 1998, the Registrant reported revenues of $25.7 million and a net after tax loss of $1.4 million or $0.17 per share.


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                                EarthCare Company
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date March 30, 2000          By: /s/ Harry Habets
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                                          President and Chief Operating Officer


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